# StyleBar, LLC

## Profit and Loss
### January - May, 2022

|  | TOTAL |
|---|---:|
| **Income** | |
|   Returns and Allowances | -781.00 |
|   Salon Services | 193,722.34 |
| **Total Income** | **$192,941.34** |
| **Cost of Goods Sold** | |
|   Cost of Labor | 86,633.72 |
|   Cost of Supplies | 6,932.00 |
| **Total Cost of Goods Sold** | **$93,565.72** |
| **GROSS PROFIT** | **$99,375.62** |
| **Expenses** | |
|   Advertising & Marketing | 8,508.19 |
|   Auto | |
|     Insurance | 342.05 |
|     Repairs & Maintenance | 126.37 |
|   **Total Auto** | **468.42** |
|   Bank Charges & Fees | 533.75 |
|   Computer Expense | 104.94 |
|   Credit Card Finance Charges | 357.62 |
|   Credit Card Merchant Fees | 3,763.97 |
|   Credit Card Service Fees | 39.00 |
|   Dues & Subscriptions | 2,984.98 |
|   Insurance | |
|     Life Insurance | 196.05 |
|   **Total Insurance** | **196.05** |
|   Legal & Professional Services | |
|     Accounting & Taxes | 3,690.00 |
|     Other Professional Fees | 47.48 |
|   **Total Legal & Professional Services** | **3,737.48** |
|   Meals & Entertainment | |
|     Entertainment | 155.34 |
|     Meals | 1,136.34 |
|     Restaurant Meals | 5,144.63 |
|   **Total Meals & Entertainment** | **6,436.31** |
|   Office Supplies & Software | 1,810.91 |
|   Postage & Mailings | 2,142.05 |
|   Printing & Stationery | 10.00 |
|   Rent & Lease | 33,919.81 |
|   Repairs & Maintenance | 645.81 |
|   Taxes & Licenses | 1,084.00 |

# StyleBar, LLC

## Profit and Loss
### January - May, 2022

| | TOTAL |
|---|---|
| Travel | |
|   Airfare | 974.93 |
|   Lodging | 1,684.11 |
|   Transportation | 202.81 |
| **Total Travel** | **2,861.85** |
| Utilities | 323.86 |
|   Electricity | 305.95 |
|   Internet & Cable | 1,512.08 |
| **Total Utilities** | **2,141.89** |
|   Website Fees | 229.35 |
| **Total Expenses** | **$71,976.38** |
| NET OPERATING INCOME | **$27,399.24** |
| NET INCOME | **$27,399.24** |

# StyleBar, LLC

## Balance Sheet
As of May 31, 2022

|  | TOTAL |
|---|---|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| First National Bank Checking-4624 | 7,000.00 |
| PNC Bank Checking-6367 | 8.74 |
| United Bank Checking-1004 | 5,721.49 |
| **Total Bank Accounts** | **$12,730.23** |
| Other Current Assets | |
| Uncategorized Asset | 0.00 |
| **Total Other Current Assets** | **$0.00** |
| **Total Current Assets** | **$12,730.23** |
| **TOTAL ASSETS** | **$12,730.23** |
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| Current Liabilities | |
| Credit Cards | |
| Chase Credit Card-4408 | 9,414.34 |
| **Total Credit Cards** | **$9,414.34** |
| **Total Current Liabilities** | **$9,414.34** |
| Long-Term Liabilities | |
| SBA Loan Payable | 40,200.00 |
| **Total Long-Term Liabilities** | **$40,200.00** |
| **Total Liabilities** | **$49,614.34** |
| Equity | |
| Member's Distribution | -29,500.46 |
| Opening Balance Equity | -9,538.11 |
| Retained Earnings | -25,244.78 |
| Net Income | 27,399.24 |
| **Total Equity** | **$ -36,884.11** |
| **TOTAL LIABILITIES AND EQUITY** | **$12,730.23** |

# StyleBar, LLC

## Statement of Cash Flows

January - May, 2022

|  | TOTAL |
|---|---|
| OPERATING ACTIVITIES | |
| Net Income | 27,399.24 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| Chase Credit Card-4408 | 9,414.34 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **9,414.34** |
| **Net cash provided by operating activities** | **$36,813.58** |
| FINANCING ACTIVITIES | |
| Member's Distribution | 74,186.75 |
| Opening Balance Equity | -4,485.28 |
| Retained Earnings | -103,687.21 |
| **Net cash provided by financing activities** | **$ -33,985.74** |
| NET CASH INCREASE FOR PERIOD | **$2,827.84** |
| Cash at beginning of period | 9,902.39 |
| CASH AT END OF PERIOD | **$12,730.23** |